U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 15, 2023

VIA EDGAR TRANSMISSION

Emily Rowland
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Securities Act Registration No: 333-258648
Investment Company Act Registration No: 811-23724
Cromwell Sustainable Balanced Fund (S000082890)

Dear Ms. Rowland:

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 28, 2023 regarding the Trust’s Post-Effective Amendment No. 20 (“PEA No. 20”) to its registration statement, filed on behalf of its series, Cromwell Sustainable Balanced Fund (the “Fund”). The Trust’s post-effective amendment to its registration statement was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on August 16, 2023, for the purpose of registering the Fund as a new series of the Trust. The Trust will file a post-effective amendment to its registration statement reflecting the revisions discussed herein in response to your comments and also to complete any other outstanding information. The Trust will also file all outstanding exhibits to the registration statement prior to the Fund commencing operations.

The Trust’s responses to your comments are as follows:

General Comments

1.Staff Comment: The Staff notes that a comment is applicable to all appropriate disclosure and management is responsible for the accuracy of the disclosure. Please also file the response letter five days prior to the effective date.

Response: The Trust acknowledges the request and undertakes to file this response letter no less than five days prior to the effective date.

Fees and Expenses Table

2.Staff Comment: Please provide a complete fees and expenses of the Fund table.

Response: See Appendix 1. The Trust has provided the completed Fees and Expenses table as reflected in Appendix 1 to this letter.

Principal Investment Strategies
Please see Appendices 2 and 9 for the complete restatement of Principal Investment Strategies reflecting changes made as outlined below.

3.Staff Comment: In the first paragraph of the “Principal Investment Strategies,” please clarify that the Fund will invest in 25 to 35 U.S. common stocks as indicated in disclosure contained elsewhere in the prospectus.

Response: The Trust responds by revising the referenced sentence as follows:

The equity securities in which the Fund normally invests are common stocks of approximately 25 to 35 mid- and large-cap U.S. companies with market capitalizations greater than $2 billion. (emphasis added)

4.Staff Comment: In the same paragraph located within Item 9, please add a description regarding how the Fund will determine what an investment grade security is and the specific rating that constitutes an investment grade or comparable criteria.

Response: The Trust responds by adding disclosure as shown below:

Item 4 disclosure
Investment grade debt instruments are those rated in one of the four highest rating categories (i.e., Baa by Moody’s, BBB by S&P or Fitch or higher) or, if unrated, deemed comparable by Aristotle Pacific.

Item 9 disclosure
Investment grade debt instruments are those rated in one of the four highest rating categories (i.e., Baa by Moody’s, BBB by S&P or Fitch or higher) or, if unrated, deemed comparable by Aristotle Pacific as shown below:

	Standard & Poor’s1	Moody’s	Fitch[1]
Investment grade debt categories	AAA	Aaa	AAA
	AA	Aa	AA
	A	A	A
	BBB	Baa	BBB
1    Long-term ratings by Standard & Poor’s and Fitch from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. For example, BBB- is the lowest investment grade; BB+ is the highest non-investment grade.

5.Comment: With regard to the Fund’s 80% policy, please be more descriptive with the definition of sustainable and what ESG criteria will qualify for the 80% policy.

Response: The Trust responds by revising the referenced 80% policy as shown below.

Under normal market conditions, the Fund will invest at least 80% of its assets in sustainable equity and debt securities as described above. For this purpose, each ~~Each~~ sub-adviser employs its own investment processes for determining which securities meet their respective sustainability criteria. Tran defines sustainable equity securities as those that score 3 or higher on its internal 5-point ESG scale based on the evaluation of factors described below. Aristotle Pacific defines sustainable debt securities as investments permitted under its ESG Exclusionary Screens as described below.

6.Staff Comment: In the third paragraph of the “Principal Investment Strategies” section, regarding Tran’s selection process:
a.Clearly summarize the longer discussion in Item 9, such as adding the five point scale and main points of ESG focus;
b.Reconcile the second bullet point on “various maturities and quality ratings” with the description above that the Fund will invest primarily in investment grade debt securities;
c.Please add to Item 4, a summary regarding criteria the Fund has for maturity and duration and expand the new disclosure in more detail in Item 9;
d.Following the sentence that starts “Such companies will, in Tran’s opinion,...” explain how companies meet these non-ESG factors and how they are weighted; and
e.If there is a similar screen process for equity securities as there is stated for debt securities, summarize in Item 4.

Response: The Trust responds by revising the referenced disclosure as requested and outlined below.

a.The Trust has added the following disclosure to Item 4:

With respect to the equity securities in the Fund, Tran considers both the external impact of a company’s product or service and the company’s internal policies, controls, and interactions with shareholders, employees, and other stakeholders as part of its 5-point ESG scale. External and internal factors are weighted equally. Tran uses an intensive fundamental due diligence process to attempt to identify companies that meet its proprietary investment criteria based on the objective of preserving principal and capital appreciation. Tran identifies mid- and large-cap companies that it believes have a sustainable competitive advantage. Tran then evaluates the resulting universe of companies for those that generally exhibit the characteristics.

b.The Trust has revised the referenced second bullet point as follows:

•deliver a portfolio that is prudently diversified between equity securities of various sized companies and debt securities of various maturities and investment grade ~~quality~~ ratings meeting certain sustainability standards.

c.The Trust has added the following criteria for maturity and duration to each section as follows:

Item 4 disclosure
The Fund’s investments in ~~corporate~~ debt securities are expected to maintain a weighted average duration within two years (plus or minus) of the Bloomberg US Aggregate Bond Index, although the instruments held by the Fund may have short, intermediate, and long terms to maturity.

Item 9 disclosure
The Fund’s investments in ~~corporate~~ debt securities are expected to maintain a weighted average duration within two years (plus or minus) of the Bloomberg US Aggregate Bond Index although the instruments held may have short, intermediate, and long terms to maturity. Duration is often used to measure a bond’s sensitivity to interest rates. The longer a bond’s duration, the more sensitive it is to interest rate risk. The shorter a bond’s duration, the less sensitive it is to interest rate risk. The duration of the Bloomberg US Aggregate Bond Index was ~~6.17 years as of December 31, 2022~~ 6.15 years as of September 30, 2023. Maturity of a debt instrument, however, refers to the specific period of time until final payment (principal and any applicable interest) is due.

d.The Trust has added the following sentence after the referenced sentence:

Securities in Tran’s allocation of the Fund’s portfolio that score poorly (i.e., 2 or less on Tran’s 5-point scale) with respect to the ESG factors described above will not be counted towards the Fund’s 80% policy.

e.The Trust has added the following summary of the screening process for the equity securities to Item 4:

External factors considered include, but are not limited to:

•a company’s contribution to climate change and goals for reaching net zero
•impact on natural resources
•promotion of clean, renewable, and green activities
•product safety and responsibility
•interaction with the communities served by the company
•promotion of access to information, healthcare, financing, etc.
•strength of ESG reporting and quality of disclosures and transparency

Internal factors considered include, but are not limited to:

•policies and actions that promote sustainability
•footprint of corporate facilities
•treatment of employees
•diversity & inclusion measures along with goals or policies for improvement
•having and enabling a culture of feedback
•diverse representation on the board of directors and executive team
•management alignment with shareholders
•strong checks and balances

7.Staff Comment: In the fourth paragraph of the “Principal Investment Strategies” section within Item 4, regarding Aristotle Pacific’s selection process:
a.In the fourth sentence, consider rephrasing “looks for companies that it believes have sustainable competitive positions,” (emphasis added) as there may be confusion as to what sustainable means in that context;
b.Describe in plain English what “relative value analysis” is;
c.Please clarify in the disclosure prior to the bullet points if the list describes the “Corporate Debt Screen” referenced below. Additionally, at the end of the bullet point list, consider changing “and” to “or”;
d.Please consolidate the two sentences following the definition of Corporate Debt Screen as they appear repetitive; and
e.Please clarify how the ESG Exclusionary Screen at the end of the paragraph is different than the Corporate Debt Screen.

Response: The Trust responds by revising the referenced disclosure as requested and outlined below.

a.The Trust has revised the referenced sentence as follows:

Once this is determined, Aristotle Pacific looks for companies that it believes have financially sound ~~sustainable~~ competitive positions, strong management teams and the ability to repay or refinance its debt obligations.

b.The Trust has revised the referenced sentence as follows:

Aristotle Pacific performs a credit analysis (a process designed to measure an issuer’s ability to repay or refinance its debt obligations) on each potential issuer and a relative value analysis (by analyzing the investment’s attractiveness relative to other investments with similar profiles for risk and liquidity) for each potential investment.

c.The Trust has inserted the underscored paragraph below prior to the bullet point list to clarify that the bullet point list identifies the screening factors considered in the Corporate Debt Screen. Additionally, the Trust has changed “and” to “or” at the end of the bullet point list as suggested.

Aristotle Pacific has created two ESG Exclusionary Screens, one of which is applicable to corporate debt issues (“Corporate Debt Screen”) and the other of which is applicable to government debt issues (the “Government Debt Screen”). The Corporate Debt Screen identifies a universe of corporate bonds, asset-backed securities, and mortgage-related securities, the issuers of which are not directly in:

•the extraction of thermal coal, coal power generation, and providing tailor-made products and services that support thermal coal extraction that contribute materially to company revenue;
•the production of tobacco;
•the production or sale of controversial military weapons;
•serious or systematic human rights violations;
•severe environmental damage; or
•gross corruption or other serious financial crime.

d.The Trust responds by deleting the repetitive sentence as suggested:

Aristotle Pacific uses a combination of issuer lists and ESG-specific issuer information provided by independent third party ESG data providers, including Morningstar Sustainalytics, MSCI and Norges Bank, to determine which issuers are permitted investments under the Corporate Debt Screen. This information is determined by the internal methodologies and ESG analytics of those providers. ~~This information is determined by the third-party ESG data providers’ internal methodologies. In the event independent third-party ESG data is not available for an issuer, Aristotle Pacific may rely on its own research to determine whether a particular debt security is permitted for investment under the applicable ESG Exclusionary Screen.~~

e.The Trust has added the following sentence to the referenced paragraph to clarify how the Government Debt Screen is implemented.

Aristotle Pacific uses the Government Debt Screen to identify a universe of sovereign debt issued by government and sovereign issuers that have not received ESG ratings of “high risk” or “severe risk” from the third-party ESG data provider used by Aristotle Pacific.

8.Staff Comment: With respect to the next paragraph that states “To evaluate an issuer’s material ESG factors that help inform portfolio management decisions, Aristotle Pacific generally relies upon the assessments of third-party ESG data providers...” please:
a.Clarify whether the overall ESG ratings apply to every investment or only some.
b.Clarify whether the ESG rating is the exclusive factor considered after negative screenings are applied or one of several factors. If the latter, disclosure should state, if true, that an investment can be made in a company that scores poorly in ESG if it scores strongly in another factor; and
c.Provide additional disclosure, as applicable, as to how the Sub-Adviser applies the environmental, social, and governance factors respectively to each investment.

Response: The Trust responds by adding disclosure to the referenced paragraph as indicated below to:
a.clarify that the overall ESG ratings apply to every debt investment;
b.clarify that the ESG rating is not the exclusive factor considered after negative screenings are applied; and
c.add disclosure clarifying how the Sub-Adviser applies the ESG factors to each investment.

Changed disclosure is emphasized below:
To evaluate an issuer’s material ESG factors that help inform portfolio management decisions, Aristotle Pacific generally relies upon the assessments of third-party ESG data providers that score the material ESG factors of issuers to determine the issuer’s overall ESG rating(s) (the “Overall ESG Rating(s)”). Overall ESG Rating(s) apply to all debt issues in the third-party ESG data provider(s)’ coverage universe.

* * * *

~~As stated above, Aristotle Pacific applies ESG Exclusionary Screens when selecting investments. An investment can be made in a company that scores poorly in the Overall ESG Ratings if it scores strongly in another the ESG Exclusionary Screens.~~

When determining an issuer’s Overall ESG Rating(s), the providers rate the material ESG factors of each issuer within the providers’ universe and then apply weights to each factor’s score to create an aggregate score.~~Aristotle Pacific relies upon this Overall ESG Rating(s) when constructing and maintaining the portfolio.~~ These ratings seek to measure the degree to which an issuer’s economic value is at risk due to ESG factors (e.g., an insurance company that has to cover flood and tornado claims), how well they manage the ESG risks relative to peers, and potential opportunities arising from ESG factors. In the event that third-party ESG metrics are not available for an issuer considered for investment, Aristotle Pacific may rely on its own qualitative research as a substitute (but is not required to perform an analysis of ESG factors on issuers ~~that are not within the~~ using the same materiality assessment or methodologies of ESG providers~~’ universe~~). In such instances, Aristotle Pacific may conclude that investments qualify and should be included in the portfolio because of other materiality factors or the results of its own internal qualitative research. Although Overall ESG Rating(s) help inform portfolio management decisions, it is not an exclusive factor and Aristotle Pacific may elect to invest in an issuer based upon its own fundamental research analysis.

The Fund seeks to invest in ~~corporate~~ debt ~~securities~~ issuers with a lower average carbon intensity than the average carbon intensity of the ~~corporate~~ debt securities within the Bloomberg US Aggregate Bond Index (the Fund’s benchmark index) for which this data is available using the carbon intensity definition and calculation methodology of an independent third-party ESG data provider. Carbon intensity is considered a separate ESG metric than the Overall ESG Rating(s) for debt issuers. Investments in companies possessing higher carbon intensity compared to others within the benchmark can be made as long as the Fund’s overall carbon intensity level remains lower than that of the benchmark.

9.Staff Comment: In the sixth paragraph in the same section, please expand on what score is needed to be included in the portfolio’s aggregate score.

Response: As indicated in the response to Comment 8 above, the Trust responds by adding the following disclosure explaining how the factors are measured and scored:

These ratings seek to measure the degree to which an issuer’s economic value is at risk due to ESG factors (e.g., an insurance company that has to cover flood and tornado claims), how well they manage the ESG risks relative to peers, and potential opportunities arising from ESG factors...Although Overall ESG Rating(s) help inform portfolio management decisions, it is not an exclusive factor and Aristotle Pacific may elect to invest in an issuer based upon its own fundamental research analysis.

10.Staff Comment: In the next paragraph, it states that Aristotle Pacific may rely on own its qualitative research as a substitute. Please clarify if Aristotle Pacific will include investments in issuers where third-party data is not available and how Aristotle Pacific determines whether to include the investment.

Response: See the response to Comment 8 above. The Trust responds by adding a clarifying sentence to the referenced paragraph as noted below:

In the event that third-party ESG metrics are not available for an issuer considered for investment, Aristotle Pacific may rely on its own qualitative research as a substitute (but is not required to perform an analysis of ESG factors on issuers using the same materiality assessment or methodologies of the ESG providers ~~that are not within the providers’ universe~~). In such instances, Aristotle Pacific may conclude that investments qualify and should be included in the portfolio because of other materiality factors or the results of its own internal qualitative research. Although Overall ESG Ratings(s) help inform portfolio management decisions, it is not an exclusive factor and Aristotle Pacific may elect to invest in an issue based upon its own fundamental research analysis.

11.Staff Comment: Regarding the paragraph discussing carbon intensity, please describe how carbon intensity interacts with the other ESG factors stated in the principal investment strategy and make clear whether and under what circumstances an investment could be made in a company that has higher carbon intensity than the benchmark.

Response: The Trust responds by enhancing the referenced paragraph as follows:

The Fund seeks to invest in debt issuers with a lower average carbon intensity than the average carbon intensity of the debt securities within the Bloomberg US Aggregate Bond Index (the Fund’s benchmark index) for which this data is available using the carbon intensity definition and calculation methodology of an independent third-party ESG data provider. Carbon intensity is considered a separate ESG metric than the Overall ESG Rating(s) for debt issuers. Investments in companies possessing higher carbon intensity compared to others within the benchmark can be made as long as the Fund’s overall carbon intensity level remains lower than that of the benchmark.

Principal Risks

12.Staff Comment: Please prioritize the risks most likely to affect the Fund’s NAV, yield, or return. After listing the most significant risks, the remaining risks can be in alphabetical order. See ADI 2019-08—Improving Principal Risks Disclosure.

Response: See Appendix 3. The Trust responds by reordering the list of the Fund’s principal investment risks as requested.

13.Staff Comment: In the introductory paragraph of the “Principal Risks” section, if the Fund intends to be sold through banks, per Form N-1A, state that an investment in the Fund is not a deposit of the bank and is not insured.

Response: The Trust responds by adding the suggested disclosure to the introductory paragraph of the “Principal Risks” section as a matter of precaution.

14.Staff Comment: In connection with the Newer Adviser Risk included in the filing, consider adding a New Fund Risk as well.

Response: See Appendix 3. The Trust responds by adding the requested risk to both Items 4 and 9, as follows:

Item 4
New Fund Risk. The Fund is new with no operating history, and there can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate the Fund.

Item 9
New Fund Risk. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate the Fund. Liquidation of the Fund can be initiated without shareholder approval by the Board of

Trustees if it determines that liquidation is in the best interest of shareholders. The timing of such liquidation may not be favorable and could have negative tax consequences for shareholders. From time to time, an Authorized Participant, a third-party investor, the Adviser or an affiliate of the Adviser, may invest in the Fund and hold its investment for a specific period of time in order to facilitate commencement of the Fund’s operations or for the Fund to achieve size or scale. There can be no assurance that any such entity would not redeem its investment or that the size of the Fund would be maintained at such levels, which could negatively impact the Fund. The Fund’s distributor does not maintain a secondary market in the shares.

15.Staff Comment: In the Sector Risk disclosure, it states the Fund may invest significantly in following sectors, please update the risk with the appropriate sectors and include respective disclosure in the Principal Investment Strategies.

Response: See Appendix 3. The Trust responds by revising the Sector Risk disclosure as follows:

Sector Risk. To the extent the Fund invests more heavily in particular sectors of the economy, its performance will be especially sensitive to developments that significantly affect those sectors. The Fund may invest a significant portion of its assets in the ~~following~~ particular sectors and, therefore, the performance of the Fund could be negatively impacted by events affecting ~~each of~~ these sectors.

Performance

16.Staff Comment: Please supplementally state the benchmark that will be used by the Fund.

Response: The Trust responds supplementally by stating that the Fund anticipates using the S&P 500 Index as the Fund’s benchmark, while also reflecting the returns of the Bloomberg U.S. Aggregate Bond Index and the returns of a 60%/40% S&P 500 Index/Bloomberg U.S. Aggregate Bond Index blend as secondary comparisons.

Item 9 – Investment Objective and Principal Investment Strategies

17.Staff Comment: Please state that the Fund’s 80% policy may be changed with 60 days’ notice to shareholders.

Response: The Trust responds by adding the following disclosure after the 80% policy as requested:

This 80% investment policy may be changed upon at least 60 days’ prior written notice to shareholders.

18.Staff Comment: Please strike the sentence in the third paragraph that states “The Fund’s principal investment strategies are discussed in the “Fund Summary” section.”

Response: The Trust responds by deleting the referenced sentence as requested.

19.Staff Comment: Under the sub-section “Tran’s ESG Investment Policies,” in the first sentence, it is unclear what the 5-point ESG scale elements are and how they are weighted. Please rewrite to clarify these points.

Response: The Trust responds by enhancing the referenced paragraph as follows:

Tran defines sustainable securities as those that score 3 or higher on its internal 5-point ESG scale based on the evaluation of factors described below. For each security Tran reviews the risks and opportunities related to specific environmental, social, and governance issues determining the materiality of the specific issue and the risk or opportunity that it presents. Issues that are of high risk (or low opportunity) are ranked 1 while those of low risk (or high opportunity) are ranked 5. Tran then assigns weights at an issue level, topic level, and group level (environmental, social, governance) to determine a weighted-average score. Weightings are used with the mindset that materiality of issues differ depending on industry and business.

20.Staff Comment: At the end of the first paragraph which leads into the first set of bullet points, make clear whether these considerations apply to every investment or only some.

Response: The Trust moved the following disclosure up so that it now proceeds the bullet points:

Tran’s assessments regarding ESG factors may not be determinative, and securities that may score poorly with respect to such factors may be purchased and retained by the Fund while the Fund may sell or not invest in securities that may score strongly on such factors. Securities in Tran’s allocation of the Fund’s portfolio that score poorly (i.e., 2 or less on Tran’s 5-point scale) with respect to the ESG factors described above will not be counted towards the Fund’s 80% policy. Tran may evaluate relative security valuations and assess the competitive dynamics and future opportunities for companies to determine it is preferable to increase positions in a company that scores poorly on its ESG assessment, while decreasing the position of a stock that scores strongly in such factors. Tran then evaluates the resulting universe of companies for those that generally exhibit many of the following characteristics:

21.Staff Comment: In the first set of bullet points on page 9, please clarify what “sustainable” means in the 8th bullet point. Also, for all bullet point lists, change “and” to “or.” Where applicable, please be sure to define the word “sustainable” throughout the prospectus.

Response: The Trust responds by revising the referenced bullet point and changing “and” to “or” as shown below:

•a proven track record of financial success;
•a consistent and sustainable high or improving return on capital;
•high margins, strong cash flow and zero to moderate debt;
•high barrier to entry;
•a stable growth business with opportunity for continued growth;
•customer focused;
•recurring revenues;
~~•sustainable products, services, and actions;~~
•products and services that promote sustainability, such as lowering carbon emissions or enabling a circular economy;
•positive interactions with customers, employees, and communities in which businesses operate; ~~and~~ or
•strong governance that is structured in the interests of shareholders.

22.Staff Comment: For the external and internal factors bullet points, explain whether the Sub-Adviser considers all or only some of these points for each investment and, if only some, how it is decided which to consider.

Response: The Trust responds by including the following disclosure prior to the bullet point list of external and internal factors considered:

Tran reviews each investment using an internally developed framework that consists of a list of environmental, social, and governance issues, some of which are provided below. Issues are grouped into topics such as climate change, circularity & pollution, human capital, product & social impact, governance, corporate behavior, among others. While all issues on the list are given consideration, Tran recognizes that not all issues apply evenly to every company and industry. As such, weights are assigned to each issue and topic with those of less or low relevance receiving a zero or low weight. By doing so, Tran aims to create a sustainability score that is informed by the most material risks and opportunities pertaining to a specific investment, which differs depending on industry and the products or solutions a company provides. Tran uses its own fundamental analysis and SASB’s Materiality Map to help determine which issues are of most relevance and the weights that are assigned.

23.Staff Comment: As a global comment, the Fund should have sufficient disclosure around the Fund’s internally developed ESG methodology so that an investor can understand the meaningful difference of the Fund’s strategy compared to other ESG funds.

Response: The Trust confirms that it has reviewed the ESG disclosure in the prospectus and confirms it has adequately defined the term.

24.Staff Comment: Please clarify which ESG factors Tran uses third-party ESG scoring systems for and how Tran determines when to override said ESG scoring system.

Response: The Trust responds by expanding the referenced paragraph as follows:

By assessing positive, neutral, or negative impacts a company has on internal and external environmental, social, and governance issues, Tran aims to identify value-creating opportunities from companies that have positive impacts and avoid value-destructing risk. Tran, at its discretion, may also engage with company management and boards of directors on the topics of governance and corporate social responsibility. ~~In addition to Tran’s internal research and proprietary ESG assessment, it also uses third-party ESG scoring systems, including but not limited to Bloomberg, ISS and Sustainalytics, at its discretion, to complement its research. Tran can choose to override the third-party ESG scoring system at any time.~~ In addition to Tran’s internal research and proprietary ESG assessment, Tran uses third-party scores and data to supplement its research. These third-party systems are used to complement the internal process. Tran’s internal analysis is the main determinant of suitability. Third-party sources include, but are not limited to, Bloomberg data, ISS Quality Scores for governance risk and environmental/social disclosures, Glassdoor reviews for employee engagement, and SASB Materiality to inform materiality by industry.

25.Staff Comment: In the sub-section “Aristotle Pacific’s ESG Investment Policies,” please update the duration of the Bloomberg US Aggregate Bond Index to a more recent date.

Response: The Trust responds by updating the duration as follows:

The shorter a fund’s duration, the less sensitive it is to interest rate risk. The duration of the Bloomberg US Aggregate Bond Index was 6.15 years as of ~~December 31, 2022~~ September 30, 2023.

26.Staff Comment: The disclosure under “Aristotle Pacific’s ESG Investment Policies” states, “Aristotle Pacific normally invests across different groups of industries/sectors but may invest a significant percentage in a single sector.” If Aristotle Pacific anticipates a significant exposure to a particular sector, industry, or group of industries, please add a corresponding risk to Item 4 and Item 9. Also, if this applies to the equity portion of the Fund, add appropriate disclosure there as well.

Response: The Trust responds by noting that the Fund does not initially anticipate having a significant exposure (i.e., more than 25% of the Fund’s assets) in any particular sector. The Trust believes it is important to inform shareholders about the possibility of large investments in any particular sector. Accordingly, the Trust believes that the corresponding disclosure as shown above in response to Comment 15 is adequate.

With respect to the equity portion of the Fund, the Trust has added the following disclosure:

Tran normally invests the Fund’s assets across different groups of industries/sectors, but may invest a significant percentage of the Fund’s assets in issuers in a single sector. The components of the Fund are likely to change over time.

27.Staff Comment: Under the ESG exclusions bullet points, factors 4-6 are listed as being determined by Norges Bank. Please describe what resources Norges Bank provides on these factors.

Response: The Trust responds by adding the following description after the bullet point list:

(Items (4)-(6) are determined by Norges Bank, based on recommendations from the Council on Ethics appointed by the Ministry of Finance and made publicly available at nbm.no/en/responsible-investment/ethical-exclusions/exclusion-of-companies)

28.Staff Comment: In the sentence that states Aristotle Pacific uses the Government Debt Screen to identify government and sovereign issuers that have not received ESG ratings of “high risk” or “severe risk,” please clarify if this means that government and sovereign issuers must have a good or moderate risk to meet the screen testing or clarify the category they must have. Also, please list which provider will be performing the ratings for the Government Debt Screen.

Response: The Trust responds by adding the following clarification as requested:

Aristotle Pacific uses the Government Debt Screen to identify a universe of sovereign debt issued by government and sovereign issuers that have not received ESG ratings of “high risk” or “severe risk” from the third-party ESG data provider (Sustainalytics) used by Aristotle Pacific. Government and sovereign issuers must have a “negligible risk,” “low risk” or “medium risk” rating to qualify for eligibility for investment in the Fund’s portfolio. In the event independent third-party ESG data is not available for an issuer, the sub-adviser may rely on its own research to determine whether an ESG exclusion applies to the security.

29.Staff Comment: Under “ESG Metrics,” explain who the third-party providers are in more detail.

Response: The Trust notes that disclosure containing the names of the proposed third-party providers was set forth two paragraphs before the “ESG Metrics” sub-section as shown below. Additionally as noted above in response to Comment 28, names of third-party ESG data providers with respect to the Government Debt Screens have been added. The Trust will provide the following additional disclosure under ESG Metrics to expand on services provided by the named third-party providers.

ESG Metrics. To evaluate an issuer’s material ESG factors that help inform portfolio management decisions, Aristotle Pacific generally relies upon the assessments of third-party ESG data providers (Sustainalytics and MSCI) that score the material ESG factors of issuers to determine the issuer’s Overall ESG Rating(s). Overall ESG Rating(s) apply to all debt issues in the third-party ESG data provide(s)’ coverage universe.

30.Staff Comment: Under “ESG Metrics,” consider removing the additional definition of “Overall ESG Ratings.” The term was already defined in Item 4.

Response: The Trust responds by removing the additional defined term as suggested..

31.Staff Comment: In the last sentence of “ESG metrics,” please further explain what the parenthetical “(but is not required to perform an analysis of ESG factors on issuers that are not within the providers’ universe)” means.

Response: The Trust responds by revising the referenced sentence as follow:

In the event that third-party ESG metrics are not available for an issuer considered for investment, Aristotle Pacific may rely on its own qualitative research as a substitute (but is not required to perform an analysis of ESG factors on issuers using the same materiality assessment on methodologies of ESG providers ~~that are not within the providers’ universe~~).

Item 9 – Principal Risks

32.Staff Comment: Please make the corresponding edits from Item 4 to Item 9, as applicable.

Response: The Trust responds by making appropriate changes to Item 9 risk disclosure. Please note that Item 9 risk disclosure will continue to be presented in alphabetical order.

SAI

33.Staff Comment: Consider revising the third paragraph under the heading “Borrowing” to reflect the new requirements following the adoption of Rule 18f-4.

Response: The Trust responds by updating the referenced paragraph with the following disclosure:

The SEC takes the position that other transactions in which a Fund may enter into that have a leveraging effect on the capital structure of the Fund can be viewed as a form of “senior security” of the Fund for purposes of Section 18(f) of the 1940 Act, which generally prohibits mutual funds from issuing senior securities. These senior securities may include selling securities short, buying and selling certain derivatives (such as futures contracts, options, forward contracts, or swap agreements), engaging in when-issued, delayed-delivery, forward-commitments (such as mortgage dollar rolls), reverse repurchase agreements or sale-

buybacks and other investment strategies or techniques that have a leveraging effect on the capital structure of a Fund or may be viewed as economically equivalent to borrowing. The Funds may invest in derivatives transactions in compliance with Rule 18f-4 under the 1940 Act. As required by Rule 18f-4, the Trust adopted and implemented a derivatives risk management program governing the use of derivatives by the Funds through, among other things, the application of a value-at-risk (“VaR”) based limit to a Fund’s derivatives exposure. Compliance with Rule 18f-4 may restrict a Fund’s ability to utilize derivative investments and financing transactions and prevent a Fund from implementing its principal investment strategies in the manner that it has historically, which may adversely affect its performance. While elements prescribed by Rule 18f-4 such as the derivatives risk management program and the VaR limit are designed to assist in the assessment and management of derivatives risk, there is no guarantee they will be effective in reducing the risks inherent in the Funds’ derivative investments.

34.Staff Comment: Please review the “Regulatory Matters” disclosure on page 51 of the SAI. It appears that must of the discussion may no longer be relevant.

Response: The Trust responds by removing the Regulatory Matters discussion in its entirety.

35.Staff Comment: Under the “Fundamental Investment Restrictions” starting on page 57, please delete the duplicative concentration line (#8).

Response: The Trust responds by deleting the duplicative concentration restriction as requested.

36.Staff Comment: Under the “Investment Restrictions – Non-Fundamental Investment Restrictions” section, please add a names rule policy.

Response: The Trust responds by adding the following non-fundamental investment restriction:

The Fund may not make any change in its investment policy of investing at least 80% of its net assets in the investments suggested by the Fund’s name without first providing the Fund’s shareholders with at least 60 days’ prior written notice.

37.Staff Comment: In the first sentence of the second paragraph of the same section, please consider revising the sentence as the phrase “of its net assets in illiquid investments that are assets.” (Emphasis added.)

Response: The Trust responds by revising the sentence to delete the referenced phrase.

38.Staff Comment: In the penultimate paragraph of the same section, consider revising the sentence to add the words “illiquid investments” as the phrase “with respect to investment restriction above related to borrowings by the Fund and illiquid investments.” (Emphasis added.)

Response: The Trust responds by revising the sentence as requested as shown below:

Any restriction on investments or use of assets, including, but not limited to, market capitalization, geographic, rating and/or any other percentage restrictions, set forth in this SAI or the Fund’s Prospectus shall be measured only at the time of investment, and any subsequent change, whether in the value, market capitalization, rating, percentage held or otherwise, will not constitute a violation of the restriction, other than with respect to investment restriction above related to borrowings and illiquid investments by the Fund.

Exhibits

39.Staff Comment: In the opinion and consent of counsel, the consent portion should include the consent of use of the firm’s name in the registration statement.

Response: Counsel to the Trust confirmed that the legal opinion will contain a consent to the use of the firm’s name in the registration statement.

* * * * * *

If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution

Appendix 1

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below.

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of shares redeemed within 12 months of purchase)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%	0.85%
Distribution and/or Service (12b-1) Fees	0.25%	None
Other Expenses(1)	0.50%	0.50%
Total Annual Fund Operating Expenses	1.60%	1.35%
Less: Fee Waiver and/or Expense Reimbursement	-0.25%	-0.25%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	1.35%	1.10%
(1)Other Expenses are estimated for the current fiscal year.
(2)Pursuant to an operating expense limitation agreement, Cromwell Investment Advisors, LLC, the Fund’s investment adviser (the “Adviser”), has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of contingent deferred sales loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, and extraordinary expenses) do not exceed 1.35% and 1.10% of the Fund’s average daily net assets for Investor Class shares and Institutional Class shares, respectively, through at least [ ], 2025. The operating expense limitation agreement can be terminated only by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”). The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for up to 36 months from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Fund’s expense ratio, after recoupment has been taken into account, to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.

Example
This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and that you then redeem or hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The operating expense limitation agreement discussed above is reflected only through

[ ], 2025. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years
Investor Class	$137	$455
Institutional Class	$112	$377

Appendix 2

Principal Investment Strategies
The Adviser has selected two sub-advisers (each, a “Sub-Adviser”) to manage the Fund. Tran Capital Management, L.P. (“Tran”) has been selected to manage the equity portion of the Fund. Aristotle Pacific Capital, LLC (“Aristotle Pacific”) has been selected to manage the debt portion of the Fund. Under normal market conditions, the Fund will invest between 50-70% of its assets in equity securities and 30-50% of its assets in debt securities. The equity securities in which the Fund normally invests are common stocks of approximately 25 to 35 mid- and large-cap U.S. companies with market capitalizations greater than $2 billion. The debt securities in which the Fund primarily invests are a broad range of investment grade debt securities, including corporate bonds, mortgage-related securities, asset-backed securities, debt securities issued by the U.S. government or its related agencies and U.S. dollar-denominated debt securities issued by developed foreign governments and corporations. The Fund’s investments in debt securities are expected to maintain a weighted average duration within two years (plus or minus) of the Bloomberg US Aggregate Bond Index, although the debt instruments held by the Fund may have short, intermediate, and long terms to maturity. The Adviser, together with Tran, reviews the Fund’s allocation on a monthly basis and rebalances the portfolio as necessary to ensure to maintain the ranges as indicated above.

Under normal market conditions, the Fund will invest at least 80% of its assets in sustainable equity and debt securities as described above. For this purpose, each sub-adviser employs its own investment processes for determining which securities meet their respective sustainability criteria. Tran defines sustainable equity securities as those that score 3 or higher on its internal 5-point ESG scale based on the evaluation of factors described below. Aristotle Pacific defines sustainable debt securities as investments permitted under its ESG Exclusionary Screens as described below.

In executing its investment strategy, the Fund seeks to:

•combine the efforts of two experienced, high quality managers within their respective investment disciplines; and
•deliver a portfolio that is prudently diversified between equity securities of various sized companies and debt securities of various maturities and investment grade ratings meeting certain sustainability standards.

Equity Securities. With respect to the equity securities in the Fund, Tran considers both the external impact of a company’s product or service and the company’s internal policies, controls, and interactions with shareholders, employees, and other stakeholders as part of its 5-point ESG scale. External and internal factors are weighted equally. Tran uses an intensive fundamental due diligence process to attempt to identify companies that meet its proprietary investment criteria based on the objective of preserving principal and capital appreciation. Tran identifies mid- and large-cap companies that it believes have a sustainable competitive advantage. Tran then evaluates the resulting universe of companies for those that generally exhibit the characteristics.

In selecting equity securities for the Fund, Tran looks for companies it believes have a competitive advantage and generate consistently high returns on capital. Such companies will, in Tran’s opinion, possess high margins, strong cash flow, zero-to-moderate debt and trade at a price below intrinsic value. Securities in Tran’s allocation of the Fund’s portfolio that score poorly (i.e., 2 or less on Tran’s 5-point scale) with respect to the ESG factors described above will not be counted towards the Fund’s 80%

policy. Tran does not employ negative screening and will consider domestic companies with market capitalization of over $2 billion in all industries for the portfolio. Through its investment process, Tran seeks to build an understanding of the competitive advantages, financial drivers, and key risks and uncertainties related to an investment under consideration. Tran believes that its ESG framework can aid in identifying sustainable franchises and may, in its view, better position the Fund to perform over the long term and through market cycles. Tran’s internally-developed ESG framework considers “environmental, social, and governance” risks and value-creation opportunities. Tran obtains information related to the application of its ESG framework through its own research and analysis of publicly available information, including information related to a company’s existing policies and actions related to social responsibility, as determined by its ESG framework. Tran also obtains data and information which is incorporated into its ESG framework through direct engagement with management teams of the Fund’s portfolio companies or potential portfolio companies.

External factors considered include, but are not limited to:

•a company’s contribution to climate change and goals for reaching net zero
•impact on natural resources
•promotion of clean, renewable, and green activities
•product safety and responsibility
•interaction with the communities served by the company
•promotion of access to information, healthcare, financing, etc.
•strength of ESG reporting and quality of disclosures and transparency

Internal factors considered include, but are not limited to:

•policies and actions that promote sustainability
•footprint of corporate facilities
•treatment of employees
•diversity & inclusion measures along with goals or policies for improvement
•having and enabling a culture of feedback
•diverse representation on the board of directors and executive team
•management alignment with shareholders
•strong checks and balances

Debt Securities. In selecting debt securities for the Fund, Aristotle Pacific implements a fundamental research process that combines a bottom-up issuer analysis and top-down market assessment. For its bottom-up issuer analysis, Aristotle Pacific relies on its fundamental research analysis of individual issuers. Aristotle Pacific’s top-down market assessment provides a framework for portfolio risk positioning and sector allocations. Once this is determined, Aristotle Pacific looks for companies that it believes have financially sound competitive positions, strong management teams and the ability to repay or refinance its debt obligations. Aristotle Pacific performs a credit analysis (a process designed to measure an issuer’s ability to repay or refinance its debt obligations) on each potential issuer and a relative value analysis (by analyzing the investment’s attractiveness relative to other investments with similar profiles for risk and liquidity) for each potential investment.

Aristotle Pacific has created two ESG Exclusionary Screens, one of which is applicable to corporate debt issues (“Corporate Debt Screen”) and the other of which is applicable to government debt issues (the “Government Debt Screen”). This information is determined by the internal methodologies and ESG analytics of those providers.The Corporate Debt Screen identifies a universe of corporate bonds, asset-backed securities, and mortgage-related securities, the issuers of which are not directly in:

•the extraction of thermal coal, coal power generation, and providing tailor-made products and services that support thermal coal extraction that contribute materially to company revenue;
•the production of tobacco;
•the production or sale of controversial military weapons;
•serious or systematic human rights violations;
•severe environmental damage; or
•gross corruption or other serious financial crime.

Aristotle Pacific uses a combination of issuer lists and ESG-specific issuer information provided by independent third party ESG data providers, including Morningstar Sustainalytics, MSCI and Norges Bank, to determine which issuers are permitted investments under the Corporate Debt Screen. This information is determined by the internal methodologies and ESG analytics of those providers. Aristotle Pacific uses the Government Debt Screen to identify a universe of sovereign debt issued by government and sovereign issuers that have not received ESG ratings of “high risk” or “severe risk” from the third-party ESG data provider used by Aristotle Pacific.

To evaluate an issuer’s material ESG factors that help inform portfolio management decisions, Aristotle Pacific generally relies upon the assessments of third-party ESG data providers that score the material ESG factors of issuers to determine the issuer’s overall ESG rating(s) (the “Overall ESG Rating(s)”). Overall ESG Rating(s) apply to all debt issues in the third-party ESG data provider(s)’ coverage universe.

The Overall ESG Rating(s) consider, as applicable or relevant, the following factors:

•environmental assessments (involving issues such as greenhouse gas emissions, resource efficiency, use of natural resources and/or waste management),
•social assessments (involving issues such as human capital management, labor standards, occupational health and safety records, data security and/or product quality and safety) and/or
•governance assessments (involving issues such as board structure and quality, executive compensation, anti-competitive practices, ownership, shareholder rights, and/or geopolitical risk).

When determining an issuer’s Overall ESG Rating(s), the providers rate the material ESG factors of each issuer within the providers’ universe and then apply weights to each factor’s score to create an aggregate score. These ratings seek to measure the degree to which an issuer’s economic value is at risk due to ESG factors (e.g., an insurance company that has to cover flood and tornado claims), how well they manage the ESG risks relative to peers, and potential opportunities arising from ESG factors. In the event that third-party ESG metrics are not available for an issuer considered for investment, Aristotle Pacific may rely on its own qualitative research as a substitute (but is not required to perform an analysis of ESG factors on issuers using the same materiality assessment or methodologies of ESG providers). In such instances, Aristotle Pacific may conclude that investments qualify and should be included in the portfolio because of other materiality factors or the results of its own internal qualitative research. Although Overall ESG Ratings(s) help inform portfolio management decisions, it is not an exclusive factor and Aristotle Pacific may elect to invest in an issue based upon its own fundamental research analysis.

The Fund seeks to invest in debt issuers with a lower average carbon intensity than the average carbon intensity of the debt securities within the Bloomberg US Aggregate Bond Index (the Fund’s benchmark index) for which this data is available using the carbon intensity definition and calculation methodology of an independent third-party ESG data provider. Carbon intensity is considered a separate ESG metric than the Overall ESG Rating(s) for debt issuers. Investments in companies possessing higher carbon intensity compared to others within the benchmark can be made as long as the Fund’s overall carbon intensity level remains lower than that of the benchmark.

An investment is generally sold when the fundamentals of the company are deteriorating, when the issue has realized its price appreciation target, the issue no longer offers relative value, or an adverse change in corporate or sector fundamentals has occurred. Each Sub-Adviser will re-evaluate the ESG criteria of the portfolio securities periodically to determine which securities should be considered for sale based on whether the portfolio securities continue to meet the ESG criteria. In addition, a company that meets a Sub-Adviser’s ESG criteria at the time of investment may subsequently fail to meet the ESG criteria, either due to the availability of more information or changing circumstances, and the Sub-Adviser is under no obligation to sell the security upon the occurrence of those circumstances or availability of that information.

Appendix 3

Principal Risks
In addition to possibly not achieving your investment goals, you could lose money by investing in the Fund. An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks of investing in the Fund are:

•ESG Strategy Risk. Each Sub-Adviser’s use of its respective ESG criteria could cause the Fund to perform differently compared to funds that do not have such policies. The criteria related to this ESG framework may result in the Fund forgoing opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for ESG reasons when it might be otherwise disadvantageous for it to do so. In addition, there is a risk that the companies identified by the ESG framework do not operate as expected when addressing ESG issues. There are significant differences in interpretations of what it means for a company to have positive ESG characteristics. While each Sub-Adviser believes its definitions are reasonable, the portfolio decisions it makes may differ with other investors’ or advisers’ views. To the extent the Sub-Advisers reference third-party research and analytics in conducting its proprietary analysis, there is no guarantee that the data will be accurate. Scores from third-party providers may vary across providers.

•Equity Securities Risk. Investments in common stocks and other equity securities are particularly subject to the risk of changing economic, stock market, industry and company conditions and the risks inherent in a portfolio manager’s ability to anticipate such changes that can adversely affect the value of the Fund’s holdings.

•Large-Cap Stock Risk. Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors. Also, large-capitalization companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.

•Mid-Cap Securities Risk. Equity securities of mid-cap companies may be subject to greater price volatility, significantly lower trading volumes, cyclical, static or moderate growth prospects and greater spreads between their bid and ask prices than equity securities of larger companies. Because these businesses frequently rely on narrower product lines and niche markets, they can suffer isolated setbacks.

•Debt Securities Risk. Debt securities and other debt instruments are subject to many risks, including credit risk and interest rate risk, which may affect their value.

•Credit Risk. An issuer or guarantor of a debt instrument might be unable or unwilling to meet its financial obligations and might not make interest or principal payments on an instrument when those payments are due (“default”). The risk of a default is higher for debt instruments that are non-investment grade and lower for debt instruments that are of higher quality. Defaults may potentially reduce the Fund’s income or ability to recover amounts due and may reduce the value of the debt instrument, sometimes dramatically.

•Interest Rate Risk. The value of debt instruments may fall when interest rates rise. Debt instruments with longer durations tend to be more sensitive to changes in interest rates, making them more volatile than debt instruments with shorter durations or floating or adjustable interest rates. During periods when interest rates are low or there are negative interest rates, the Fund’s yield (and total return) also may be low and the Fund may experience low or negative returns. The Fund may be subject to heightened levels of interest rate risk because the Federal Reserve has raised, and may continue to raise, interest rates. As interest rates rise, the value of fixed income investments will generally decrease.

•Mortgage-Backed/Asset-Backed Securities Risk. Prepayment risk is associated with mortgage-backed and asset-backed securities. If interest rates fall, the underlying debt may be repaid ahead of schedule, reducing the value of the Fund’s investments. If interest rates rise, there may be fewer prepayments, which would cause the average bond maturity to rise, increasing the potential for the Fund to lose money. The value of these securities may be significantly affected by changes in interest rates, the market’s perception of issuers, and the creditworthiness of the parties involved. The ability of the Fund to successfully utilize these instruments may depend on the ability of the Sub-Adviser to forecast interest rates and other economic factors correctly. These securities may have a structure that makes their reaction to interest rate changes and other factors difficult to predict, making their value highly volatile.
•
•Sector Risk. To the extent the Fund invests more heavily in particular sectors of the economy, its performance will be especially sensitive to developments that significantly affect those sectors. The Fund may invest a significant portion of its assets in the particular sectors and, therefore, the performance of the Fund could be negatively impacted by events affecting these sectors.

•U.S. Government Securities Risk. Not all U.S. government securities are backed or guaranteed by the U.S. government and different U.S. government securities are subject to varying degrees of credit risk. There is a risk that the U.S. government will not make timely payments on its debt or provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if those entities are not able to meet their financial obligations.

•Value Investing Risk. A value stock may decrease in price or may not increase in price as anticipated by the portfolio manager if other investors fail to recognize the company’s value or the factors that the portfolio manager believes will cause the stock price to increase do not occur.

•Foreign Securities Risk. Investments in foreign securities may be riskier than investments in U.S. securities. Differences between U.S. and foreign regulatory regimes and securities markets, including less stringent investor protections and disclosure standards of some foreign markets, less liquid trading markets and political and economic developments in foreign countries, may affect the value of the Fund’s investments in foreign securities. Foreign securities may also subject the Fund’s investments to changes in currency rates.

•Active Management Risk. A portfolio manager’s judgments about the potential value or price appreciation of an investment may prove to be incorrect or fail to have the intended results, which could negatively impact the Fund’s performance.

•New Fund Risk. The Fund is new with no operating history, and there can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate the Fund.

•Newer Adviser Risk. The Fund’s adviser is a newly organized investment adviser and has been managing assets since March 2022.

•Recent Market Events Risk. U.S. and international markets have experienced significant periods of volatility in recent months and years due to a number of economic, political and global macro factors including rising inflation, the possibility of a national or global recession, the war between Russia and Ukraine, and the impact of the ongoing coronavirus (COVID-19) global pandemic. Inflation and rapid fluctuations in inflation rates may have negative effects on the economies and securities markets of the United States and other countries. The full impact of the COVID-19 pandemic, and other epidemics and pandemics that may arise in the future, on national and global economies, individual companies and the financial markets continues to be unpredictable, may result in a high degree of uncertainty for potentially extended periods of time and may adversely affect the Fund’s performance.

•Cybersecurity Risk. With the increased use of technologies such as the Internet to conduct business, the Fund is susceptible to operational, information security, and related risks. Cyber incidents affecting the Fund or its service providers may cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s ability to calculate its NAV, impediments to trading, the inability of shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs.

Principal Investment Strategies
Under normal market conditions, the Fund will invest between 50-70% of its assets in equity securities and 30-50% of its assets in debt securities. The equity securities in which the Fund normally invests are common stocks of approximately 25 to 35 mid- and large-cap U.S. companies with market capitalizations greater than $2 billion. The debt securities in which the Fund primarily invests are a broad range of investment grade debt securities, including corporate bonds, mortgage-related securities, asset-backed securities, debt securities issued by the U.S. government or its related agencies and U.S. dollar-denominated debt securities issued by developed foreign governments and corporations. Investment grade debt instruments are those rated in one of the four highest rating categories (i.e., Baa by Moody’s, BBB by S&P or Fitch or higher) or, if unrated, deemed comparable by Aristotle Pacific. The Fund’s investments in debt securities are expected to maintain a weighted average duration within two years (plus or minus) of the Bloomberg US Aggregate Bond Index, although the debt instruments held by the Fund may have short, intermediate, and long terms to maturity. The Adviser, together with Tran, reviews the Fund’s allocation on a monthly basis and rebalances the portfolio as necessary to ensure to maintain the ranges as indicated above.

Under normal market conditions, the Fund will invest at least 80% of its assets in sustainable equity and debt securities as described above. This 80% investment policy may be changed upon at least 60 days’ prior written notice to shareholders. For this purpose, each sub-adviser employs its own investment processes for determining which securities meet their respective sustainability criteria. Tran defines sustainable equity securities as those that score 3 or higher on its internal 5-point ESG scale based on the evaluation of factors described below. Aristotle Pacific defines sustainable debt securities as investments permitted under its ESG Exclusionary Screens as described below.

In executing its investment strategy, the Fund seeks to:

•combine the efforts of two experienced, high quality managers within their respective investment disciplines; and
•deliver a portfolio that is prudently diversified between equity securities of various sized companies and debt securities of various maturities and investment grade ratings meeting certain sustainability standards.

Tran’s ESG Investment Policies
Tran defines sustainable securities as those that score 3 or higher on its internal 5-point ESG scale based on the evaluation of factors described below. For each security Tran reviews the risks and opportunities related to specific environmental, social, and governance issues determining the materiality of the specific issue and the risk or opportunity that it presents. Issues that are of high risk (or low opportunity) are ranked 1 while those of low risk (or high opportunity) are ranked 5. Tran then assigns weights at an issue level, topic level, and group level (environmental, social, governance) to determine a weighted-average score. Weightings are used with the mindset that materiality of issues differ depending on industry and business. With respect to the equity securities in the Fund, Tran considers both the external impact of a company’s product or service and the company’s internal policies, controls, and interactions with shareholders, employees, and other stakeholders as part of its 5-point ESG scale. External and internal factors are weighted equally. Tran uses an intensive fundamental due diligence process to attempt to identify companies that meet its proprietary investment criteria based on the objective of preserving principal and capital appreciation. Tran identifies mid- and large-cap companies that it believes have a sustainable competitive advantage.

Tran’s assessments regarding ESG factors may not be determinative, and securities that may score poorly with respect to such factors may be purchased and retained by the Fund while the Fund may sell or not invest in securities that may score strongly on such factors. Securities in Tran’s allocation of the Fund’s portfolio that score poorly (i.e., 2 or less on Tran’s 5-point scale) with respect to the ESG factors described above will not be counted towards the Fund’s 80% policy. Tran may evaluate relative security valuations and assess the competitive dynamics and future opportunities for companies to determine it is preferable to increase positions in a company that scores poorly on its ESG assessment, while decreasing the position of a stock that scores strongly in such factors. Tran then evaluates the resulting universe of companies for those that generally exhibit many of the following characteristics:

•a proven track record of financial success;
•a consistent and sustainable high or improving return on capital;
•high margins, strong cash flow and zero to moderate debt;
•high barrier to entry;
•a stable growth business with opportunity for continued growth;
•customer focused;
•recurring revenues;
•products and services that promote sustainability, such as lowering carbon emissions or enabling a circular economy;
•positive interactions with customers, employees, and communities in which businesses operate; or
•strong governance that is structured in the interests of shareholders.

Tran then assesses the management teams of the companies that meet the criteria detailed above. Tran favors management teams that, in its estimation, are owner-oriented (minimal dilution from stock options, repurchases stock opportunistically and empowers its employees), respected, candid, accessible and communicative.

Consistent with preserving capital, Tran intends to select investments that, in its opinion, have low downside risk and high upside potential. Through its investment process, Tran seeks to build an understanding of the financial drivers, addressable market, competitive landscape, key risks and uncertainties, and attractiveness of valuation. Tran believes that its ESG framework can aid in identifying sustainable franchises and may, in its view, better position the Fund to perform over the long term and through market cycles.

Tran’s internally-developed ESG framework considers environmental, social, and governance risks and to identify potential value-creation opportunities. Specifically, Tran seeks to assess an investment’s merits through the lens of environmental, social, and governance issues by considering the both the external impact of the product or service offered by a company and the internal policies, controls, and interactions with shareholders, employees, and other stakeholders.

Tran reviews each investment using an internally developed framework that consists of a list of environmental, social, and governance issues, some of which are provided below. Issues are grouped into topics such as climate change, circularity & pollution, human capital, product & social impact, governance, corporate behavior, among others. While all issues on the list are given consideration, Tran recognizes that not all issues apply evenly to every company and industry. As such, weights are assigned to each issue and topic with those of less or low relevance receiving a zero or low weight. By doing so, Tran aims to create a sustainability score that is informed by the most material risks and opportunities pertaining to a specific investment, which differs depending on industry and the products or solutions a company provides. Tran uses its own fundamental analysis and SASB’s Materiality Map to help determine which issues are of most relevance and the weights that are assigned.

External factors considered include, but are not limited to:

•a company’s contribution to climate change and goals for reaching net zero
•impact on natural resources
•promotion of clean, renewable, and green activities
•product safety and responsibility
•interaction with the communities served by the company
•promotion of access to information, healthcare, financing, etc.
•strength of ESG reporting and quality of disclosures and transparency

Internal factors considered include, but are not limited to:

•policies and actions that promote sustainability
•footprint of corporate facilities
•treatment of employees
•diversity & inclusion measures along with goals or policies for improvement
•having and enabling a culture of feedback
•diverse representation on the board of directors and executive team
•management alignment with shareholders
•strong checks and balances

By assessing positive, neutral, or negative impacts a company has on internal and external environmental, social, and governance issues, Tran aims to identify value-creating opportunities from companies that have positive impacts and avoid value-destructing risk. Tran, at its discretion, may also engage with company management and boards of directors on the topics of governance and corporate social responsibility. In addition to Tran’s internal research and proprietary ESG assessment, Tran uses third-party scores and data to supplement its research. These third-party systems are used to complement the internal process. Tran’s internal analysis is the main determinant of suitability. Third-party sources include, but are not limited to, Bloomberg data, ISS Quality Scores for governance risk and environmental/social disclosures, Glassdoor reviews for employee engagement, and SASB Materiality to inform materiality by industry.

Tran intends to purchase securities that trade at a discount to their calculated intrinsic value, thus providing a margin of safety to the investment. Tran believes the intrinsic value of a business is determined by the future cash flows the business generates. These cash flows are a function of the returns on invested capital and growth the company achieves. The intrinsic value is estimated utilizing a number of methodologies, including discounted cash flow analysis, cash flow yield and valuation multiples. Tran reviews the market price of the companies of interest versus their estimate of intrinsic value to determine which companies are attractively priced.

Tran normally invests the Fund’s assets across different groups of industries/sectors, but may invest a significant percentage of the Fund’s assets in issuers in a single sector. The components of the Fund are likely to change over time.

Tran takes its role as a shareowner of these various companies seriously and participates in shareholder proposal filings, voting proxies in accordance with our proxy voting guidelines, and participating in the annual shareholder meeting process. Through this effort, Tran seeks to encourage a company’s management toward greater transparency, accountability, disclosure and commitment to ESG issues.

Tran may choose to sell securities from the portfolio when the fundamentals of the company are deteriorating or when Tran identifies better opportunities. If a highly-rated ESG company has realized Tran’s goals and future growth slows, then Tran may determine it is appropriate to sell that security. Conversely, if a poorly-rated ESG company is relatively inexpensive, is making progress in improving their ESG qualities and has strong growth prospects, then Tran may determine it is appropriate to increase the security’s weighting in the Fund.

Aristotle Pacific’s ESG Investment Policies
The Fund’s investments in debt securities are expected to maintain a weighted average duration within two years (plus or minus) of the Bloomberg US Aggregate Bond Index, although the instruments held by the Fund may have short, intermediate, and long terms to maturity. Duration is often used to measure a bond’s sensitivity to interest rates. The longer a fund’s duration, the more sensitive it is to interest rate risk. The shorter a fund’s duration, the less sensitive it is to interest rate risk. The duration of the Bloomberg US Aggregate Bond Index was 6.15 years as of September 30, 2023. Maturity of a debt instrument, however, refers to the specific period of time until final payment (principal and any applicable interest) is due.

The debt securities in which the Fund primarily invests are a broad range of investment grade debt securities, including corporate bonds, mortgage-related securities, asset-backed securities, debt securities issued by the U.S. government or its related agencies and U.S. dollar-denominated debt securities issued by developed foreign governments and corporations. Investment grade debt instruments are those rated in one of the four highest rating categories (i.e., Baa by Moody’s, BBB by S&P or Fitch or higher) or, if unrated, deemed comparable by Aristotle Pacific, as shown below:

	Standard & Poor’s1	Moody’s	Fitch[1]
Investment grade debt categories	AAA	Aaa	AAA
	AA	Aa	AA
	A	A	A
	BBB	Baa	BBB
1    Long-term ratings by Standard & Poor’s and Fitch from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. For example, BBB- is the lowest investment grade; BB+ is the highest non-investment grade.

Aristotle Pacific’s investment process for the Fund is based on a combination of Aristotle Pacific’s fundamental research process and Aristotle Pacific’s ESG criteria which involves (1) the application of the ESG exclusionary screens described below, and (2) Aristotle Pacific’s analysis of ESG metrics provided by independent third-party ESG data providers in respect of certain debt securities held by the Fund. These considerations are described below.

Individual investments may be purchased or sold in the event Aristotle Pacific decides to adjust debt asset class weightings within the portfolio. An investment is generally sold when the issue has realized its price appreciation target, the issue no longer offers relative value, or an adverse change in corporate or sector fundamentals has occurred. Further, Aristotle Pacific will re-evaluate the available ESG criteria of portfolio securities periodically to determine which securities should be considered for sale based on whether the portfolio securities continue to meet the ESG criteria.

Aristotle Pacific normally invests the Fund’s assets across different groups of industries/sectors, but may invest a significant percentage of the Fund’s assets in issuers in a single sector. The components of the Fund are likely to change over time.

Fundamental Research Process. Aristotle Pacific’s fundamental research process combines a bottom-up issuer analysis and top-down market assessment. A bottom-up issuer analysis relies upon Aristotle Pacific’s fundamental research analysis of individual issuers. A top-down market assessment provides a framework for portfolio risk positioning and sector allocations. Once this is determined, the sub-adviser looks for companies that it believes have sustainable competitive positions, strong management teams and the ability to repay or refinance its debt obligations. Aristotle Pacific performs a credit analysis on each potential issuer and a relative value analysis for each potential investment. When selecting investments, Aristotle Pacific may invest in instruments that it believes have the potential for capital appreciation.

ESG Exclusions. Aristotle Pacific has created two ESG Exclusionary Screens, one of which is applicable to corporate debt issues (“Corporate Debt Screen”) and the other of which is applicable to government debt issues (the “Government Debt Screen”). The Corporate Debt Screen identifies a universe of corporate bonds, asset-backed securities, and mortgage-related securities, the issuers of which are not directly in:

(1)the extraction of thermal coal, coal power generation, and providing tailor-made products and services that support thermal coal extraction that contribute materially to company revenue; in each case, such issuers are excluded only to the extent that such activities lead to revenue in excess of Aristotle Pacific’s revenue threshold (which is currently 9.99%);
(2)the production of tobacco;
(3)the production or sale of controversial military weapons (i.e., weapons that have a disproportionate and indiscriminate impact on civilian populations, sometimes even years after a conflict has ended);
(4)serious or systematic human rights violations;
(5)severe environmental damage;
(6)gross corruption or other serious financial crime

(Items (4)-(6) are determined by Norges Bank, based on recommendations from the Council on Ethics appointed by the Ministry of Finance and made publicly available at nbm.no/en/responsible-investment/ethical-exclusions/exclusion-of-companies)

The Fund may invest in transition bonds issued by entities that derive revenue from activities in the exclusion list. Transition bonds, also referred to as sustainable bonds, are debt instruments whose proceeds are exclusively used to finance projects aimed at helping the issuer transition to a more sustainable way of doing business. Examples of these bonds are green bonds (used to finance projects with positive environmental impacts), blue bonds (used to raise capital for ocean conservation, marine and fisheries projects) and social bonds (used to finance social projects intended to achieve positive social outcomes and/or address a social issue). Transition bonds issued by entities that derive revenue from activities in the exclusion list above would not be excluded under the Corporate Debt Screen.

Aristotle Pacific uses a combination of issuer lists and ESG-specific issuer information provided by third-party ESG data sources (including Morningstar Sustainalytics, MSCI, and Norges Bank) to determine which issues are permitted investments under the Corporate Debt Screen. This information is determined by the third-party ESG data providers’ internal methodologies.

Aristotle Pacific uses the Government Debt Screen to identify a universe of sovereign debt issued by government and sovereign issuers that have not received ESG ratings of “high risk” or “severe risk” from the third-party ESG data provider (Sustainalytics) used by Aristotle Pacific. Government and sovereign issuers must have a negligible risk,” “low risk” or “medium risk” rating to qualify for eligibility for investment in the Fund’s portfolio.

In the event independent third-party ESG data is not available for an issuer, the sub-adviser may rely on its own research to determine whether an ESG exclusion applies to the security.

ESG Metrics. To evaluate an issuer’s material ESG factors that help inform portfolio management decisions, Aristotle Pacific generally relies upon the assessments of third-party ESG data providers (Sustainalytics and MSCI) that score the material ESG factors of issuers to determine the issuer’s Overall ESG Rating(s). Overall ESG Rating(s) apply to all corporate debt issues in the third-party ESG data provide(s)’ coverage universe.

The Overall ESG Rating(s) consider, as applicable or relevant, the following factors: environmental assessments (involving issues such as greenhouse gas emissions, resource efficiency, use of natural resources and/or waste management), social assessments (involving issues such as human capital management, labor standards, occupational health and safety records, data security and/or product quality and safety) and/or governance assessments (involving issues such as board structure and quality, executive compensation, anti-competitive practices, ownership, shareholder rights, and/or geopolitical risk). When determining an issuer’s Overall ESG Rating(s), the providers rate the material ESG factors of each issuer within the providers’ universe and then apply weights to each factor’s score to create an aggregate score. Aristotle Pacific relies upon these Overall ESG Rating(s) when constructing and maintaining the portfolio. In the event that third-party ESG metrics are not available for an issuer considered for investment, Aristotle Pacific may rely on its own qualitative research as a substitute (but is not required to perform an analysis of ESG factors on issuers using the same materiality assessment or methodologies of ESG providers). Although Overall ESG Ratings(s) help inform portfolio management decisions, it is not an exclusive factor and Aristotle Pacific may elect to invest in an issue based upon its own fundamental research analysis.

The Fund seeks to invest in debt issuers with a lower average carbon intensity than the average carbon intensity of the debt securities within the Bloomberg US Aggregate Bond Index (the Fund’s benchmark index) for which this data is available using the carbon intensity definition and calculation methodology of an independent third-party ESG data provider. Carbon intensity is considered a separate ESG metric than the Overall ESG Rating(s) for debt issuers. Investments in companies possessing higher carbon intensity compared to others within the benchmark can be made as long as the Fund’s overall carbon intensity level remains lower than that of the benchmark.

Individual investments may be purchased or sold in the event Aristotle Pacific decides to adjust debt asset class weightings within the portfolio. Aristotle Pacific generally sells a security when it has realized its price appreciation target, the issue no longer offers relative value, or an adverse change in corporate or sector fundamentals has occurred. Further, Aristotle Pacific will re-evaluate the available ESG criteria of portfolio securities periodically to determine which securities should be considered for sale based on whether the portfolio securities continue to meet the ESG criteria.

Other Investment Strategies and Policies
In anticipation of or in response to adverse market or other conditions or atypical circumstances such as unusually large cash inflows or redemptions, the Fund may temporarily hold all or a portion of its assets in U.S. Government securities, money market funds, cash or cash equivalents. The Adviser will determine when market conditions warrant temporary defensive measures. Under such conditions, the Fund may not invest in accordance with its investment objective or principal investment strategy and may not achieve its investment objective.